October 11, 2024

Joe Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave, Suite 250
Bainbridge Island, WA 98110

       Re: Banzai International, Inc.
           Registration Statement on Form S-1
           Filed October 4, 2024
           File No. 333-282506
Dear Joe Davy:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please revise to name the selling stockholder as an underwriter, or provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question
       612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.
 October 11, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Louis Taubman